EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 5/1/2010	Minimum Required Coverage

Quant Funds
Small Cap Fund	$ 109,511,777	$525,000
Long/Short Fund	$ 52,994,362	$50,000
Emerging Markets Fund	$ 224,017,252	$600,000
Foreign Value Fund	$ 436,792,033	$750,000
Foreign Value Small Cap Fund	$ 121,326,729	$525,000